------------------------------
                                                         OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0362
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response........ 1.0
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 5

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or form 5 obligations may continue. See Instruction 1(b).
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Levin                      John                    Andrew
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     One Rockefeller Plaza
--------------------------------------------------------------------------------
                                    (Street)

     New York                        NY                  10020
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     BKF Capital Group, Inc./BKF
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     December 31, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                 Chairman, Chief Executive Officer and President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                      2.            3.           Disposed of (D)                 Beneficially   Form:     7.
                                      Transaction   Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      Date          Code         ------------------------------- of Issuer's    (D) or    Indirect
1.                                    (Month/       (Instr. 8)               (A)                 Fiscal Year    Indirect  Beneficial
Title of Security                     Day/          ------------  Amount     or     Price        (Instr. 3      (I)       Ownership
(Instr. 3)                            Year)         Code                     (D)                 and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/27/01         G            7,500      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/28/01         G           10,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/29/01         G           17,500      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/27/01        G            7,500      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/28/01        G            7,500      D                  570,771         D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   7,311         I         (1)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 2270 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                             Common
Common Stock          $28.27  12/13/01 A        45,000       (2)      12/31/11  Stock    45,000           45,000     D
------------------------------------------------------------------------------------------------------------------------------------
Restricted                                                                      Common
Stock Units           1-for-1 01/12/01 A        71,413       (3)                Stock    71,413           71,413     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Shares held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse.

(2) These options were granted under the BKF Capital Group, Inc. 1998 Incentive Compensation Plan. 15,000 of these options will become exercisable on December 31, 2002, 15,000 will become exercisable on December 31, 2003 and 15,000 will become exercisable on December 31, 2004.

(3) The restricted stock units (RSUs) vested on the date of issuance (January 12, 2001), but the shares of Common Stock underlying the RSU's may not be delivered prior to January 12, 2004 and such delivery may be deferred by the reporting person.


          /s/ John Andrew Levin                             February 12, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          Page 2